manatt manatt | phelps | phillips	Thomas J. Poletti Manatt, Phelps & Phillips, LLP Direct Dial: (714) 371-2501 E-mail: TPoletti@manatt.com

December 11, 2015

VIA EDGAR

Ms. Maryse Mills-Apenteng
Special Counsel

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Amendment No. 1 to Registration Statement on Form S-1 Filed November 10, 2015 File No. 333-207938

Dear Ms. Mills-Apenteng

On behalf of our client, Monster Digital, Inc., a Delaware corporation (the “Company”), we hereby file Amendment No. 1 to the Company’s above-referenced Registration Statement on Form S-1 (the “Registration Statement”), as filed with the U.S. Securities and Exchange Commission (the “Commission”) on November 10, 2015 (the “Amended Registration Statement”). Amendment No. 1 is hereby filed to provide responses to comments (the “Comments) of the staff of the Commission (the “Staff”) issued in a letter dated November 24, 2015 (the “Staff’s Letter”).

In order to facilitate your review, we have responded, on behalf of the Company, to each of the Comments set forth in the Staff’s Letter, on a point by point basis. The Comments are set forth below in bold font and our response follows each respective Comment. In our response, page number references are to the Amended Registration Statement. Terms used but not defined herein have the respective meanings assigned thereto in the Amended Registration Statement.

General

1. Please update your financial statements and related financial information included in the filing, as necessary, to comply with Rule 3-12 of Regulation S-X.

The financial statements and related financial information in the Amended Registration Statement have been updated to comply with Rule 3-12 of Regulation S-X.

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Prospectus Summary

Related Party Transactions, page 3

2. We note your response to prior comment 6. Please further revise your disclosure to briefly describe your anticipated relationship with Tandon Enterprises moving forward

Revisions in response to the Staff’s comment have been made to the section titled “Prospectus Summary” located on page 3 of the Amended Registration Statement.

Monster Licensing Agreement, page 4

3. We note your response to prior comment 58. Please revise your disclosures in this section to indicate that you are not in compliance with the royalty remittance policy for each period presented. Please revise your disclosures to clarify the consequences of non-compliance.

Revisions in response to the Staff’s comment have been made to the section titled “Prospectus Summary” located on page 3 of the Amended Registration Statement.

Industry and Other Data, page 6

4. We note your revisions in response to prior comment 9; however, your revised disclosure now states that you believe the data to be reliable but that it is “inherently imprecise” and “may not be reliable.” Please revise to provide consistent disclosure without disclaiming your responsibility for the data you have selected to include in your document.

Revisions in response to the Staff’s comment have been made to the section titled “Industry and Other Data” located on page 7 of the Amended Registration Statement.

Risk Factors

“In our memory storage industry, products are typically characterized …, ” page 14

5. We note your response to prior comment 12, and your revised disclosure where you state that during the six months ended June 30, 2015, your overall gross margin on your products was not negatively impacted as gross margin on new products compensated for such reductions. However, we note your disclosure on page 38 indicating that your gross profit margin was 22.3% for the six months ended June 30, 2014, while the corresponding amount for the same period in 2015 was 9.6%. Please revise your disclosure or advise why you believe that your risk factor disclosure is consistent with your disclosures in MD&A.

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Revisions in response to the Staff’s comment have been made to the captioned risk factor in the section titled “Risk Factors – Risks Related to our Business” located on page 16 of the Amended Registration Statement.

“We have identified a material weakness in our internal control…,” page 25

6. It appears that the remedial steps taken and that you intend to take—which include hiring a chief financial officer and other accounting and finance staff members—are material. Please revise to disclose material costs or explain.

Revisions in response to the Staff’s comment have been made to the captioned risk factor in the section titled “Risk Factors – Risks Related to our Business” located on page 27 of the Amended Registration Statement.

Use of Proceeds, page 29

7. We note your response to prior comment 19, and your revisions to this section where you describe the nature and terms of the debt that you intend to discharge with a portion of the proceeds. Since your disclosure on page 40 indicates that this indebtedness was incurred within the past year, please expand your disclosure to describe the use of the proceeds of such indebtedness. Refer to Instruction 4 to Item 504 of Regulation S-K.

Revisions in response to the Staff’s comment have been made to the section titled “Use of Proceeds” located on page 31 of the Amended Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 44

8. We reissue prior comment 33 in part, insofar as you do not appear to have revised your disclosure to explain the reason(s) why the credit facility was terminated. This information appears necessary to provide context to your references to the facility elsewhere in your document.

Revisions in response to the Staff’s comment have been made to the captioned section of section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” located on page 42 of the Amended Registration Statement.

9. We note your response to prior comment 34 and your revised disclosure on page F-30 providing the balance on the factoring facility with Bay View Funding. Please revise your disclosure in this section to provide this information.

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Revisions in response to the Staff’s comment have been made to the captioned section of the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” located on page 42 of the Amended Registration Statement.

Discussion of Cash Flows, page 44

10. We note your response to prior comment 31. Please revise your disclosures to focus on the primary drivers of and other material factors necessary to an understanding of your underlying cash flows and the indicative value of historical cash flows for fiscal 2014 and 2013.

As an example, please revise to disclose your day’s sales outstanding and inventory turnover at each balance sheet date and the impact it has on your cash flows. We refer you to Section IV.B of SEC Interpretive Release 33-8350.

Revisions in response to the Staff’s comment have been made to the captioned section of the section titled“Management’s Discussion and Analysis of Financial Condition and Results of Operations” located on page 47 of the Amended Registration Statement.

Operating and Capital Expenditure Requirements, page 45

11. We note your response to prior comment 32. Please revise to disclose the minimum period of time that you will be able to conduct planned operations using currently available capital resources, and the minimum dollar amount of funding you require to conduct your proposed operations for a minimum period of one year. In this respect, you should disclose the minimum period of time that you will be able to conduct planned operations using currently available capital resources without regard to proceeds from the offering.

Revisions in response to the Staff’s comment have been made to the captioned section of the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” located on page 48 of the Amended Registration Statement.

Business

Manufacturing and Research Development, page 57

12. We note your response to prior comment 41, however, we continue to note disclosure on page 44 stating that substantially all of your manufacturing is conducted offshore by a third party manufacturer. Additionally, disclosures elsewhere in your filing, including risk factors, refer to your reliance on third party manufacturers. Please clarify whether you are substantially dependent on one or more third-party manufacturers and ensure that your disclosures in this regard are consistent. To the extent you are substantially dependent on one or more manufacturers, we reissue our prior comment.

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Please note that we are informed that the Company has multiple manufacturers for its products. Changes have been made to the Amended Registration to so indicate this. The Company’s reliance on third party manufacturers is more detailed in the section titled “Risk Factors – Risks Relating to our Business - We depend exclusively on third parties to manufacture and supply our products and we plan on continuing to rely on such parties to manufacture the substantial majority of our products. If we are unable to obtain sufficient quantities of existing and enhanced products at acceptable qualities and prices, and in a timely manner, we will not be able to meet customer demand for our products, which would limit the growth and success of our business” located on page 15 of the Amended Registration Statement.

Sales and Marketing, page 58

13. You state that “a significant percentage” of your domestic revenues has been derived from Monster, Inc.’s introductions to buyers and retailers and it appears that you expect to continue to derive revenue through your relationship with Monster, Inc. Please quantify the percentage of domestic revenue derived in this manner and discuss any arrangements you have in place with Monster, Inc. with respect to generating future revenues.

Please note that we are informed that while the Company believes that a significant percentage of its domestic revenues has been derived from Monster, Inc.’s introductions to buyers and retailers, it is unable to quantify such amount with absolute certainty. For this reason, that statement has been deleted from the section titled “Business – Sales and Marketing” located on page 60 of the Amended Registration Statement.

Backlog, page 59

14. We note your response to prior comment 43 stating that you do not consider historical backlog to be material. Please provide us with your analysis underlying this conclusion.

Please note that we are informed by the Company that, as indicated by the absence of open sales orders from customers at December 31, 2014, backlog has been a minimal historical factor.

Executive Compensation, page 67

15. We note your response to prior comment 46 where you state that the company had only two executive officers in 2014. However, we note a press release dated October 22, 2014, announcing that Mr. Thomas Dulek was being appointed as your CFO effective immediately. We also note that the Form D filed on April 22, 2014 appears to list Michael Riddling as one of your executive officers. Please advise.

Please note that we are informed by the Company that while Mr. Dulek was given the title of Chief Financial Officer, he rendered services to the Company in a consulting capacity. Notwithstanding the foregoing, revisions in response to the Staff’s comment have been made to the section titled “Management – Executive Compensation” located on page 70 of the Amended Registration Statement.

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Other arrangements, page 71

16. We note your response to prior comment 49, however, we are unable to concur with your conclusion. Please provide us with a more detailed legal analysis explaining why the loans made to Jawahar Tandon and Vivek Tandon should not be deemed personal loans made by the company, directly or indirectly, to your officers.

As discussed between the undersigned and Mr. Ivan Griswold of the Staff on December 9, 2015, the Company respectfully submits that the aforementioned transactions are in compliance with the provisions of Section 13(k) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

As disclosed in the Amended Registration Statement, immediately prior to the submission of the Registration Statement with the Commission on August 12, 2015, each of Jawahar Tandon and Vivek Tandon owed monies to the Company in the amount of approximately $184,000 and $115,000, respectively. These amounts represented advances to each of them against future compensation. Each was informed by the Company that all such loans had to be off of the Company’s books as of the date of submission. As opposed to such amounts being repaid to the Company, Tandon Enterprises, Inc., a company of which Jawahar Tandon is a significant shareholder, agreed to assume these debt obligations prior to the date of submission of the Registration Statement. This was done in consideration for an identical reduction in amounts owed by the Company to Tandon Enterprises, Inc.. Please note that no loan or extension of credit was made, directly or indirectly, by the Company to any executive officer in connection with this transaction whereby these debt liabilities were assumed by Tandon Enterprises, Inc. As a result, these advances were off of the Company’s books in their entirety as of the date of submission of the Registration Statement and thus no loan or extension of credit was made, directly or indirectly, by the Company to any of its executive officers as of the time the Registration Statement was submitted. For this reason, the Company respectfully submits that the aforementioned transactions are in compliance with the provisions of Section 13(k) of the Act.

Consolidated Financial Statements

Note 1. Business Activity and Summary of Significant Accounting Policies

Revenue Recognition, page F-9

17. We note your response to prior comment 53 and reissue our comment. In this regard, your revisions did not address our comment. Please respond to the comment and revise your disclosures accordingly.

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Please note that we are informed by the Company that sales are recognized upon delivery to the customer per terms and conditions with customers and not on the basis of sale-through. Product is shipped F.O.B. destination at which time title and risk of loss pass to the customer upon delivery. Revenue is only recognized by the Company upon confirmation of delivery per third party delivery documents. There are no obligations for future performance at the time of sale.

Please note that we are informed that the Company has no sales terms with any customer that implicitly or explicitly excuse the customer from payment until our products are resold by the customer. Once the goods are delivered,  the customer’s obligation to pay the Company would not be changed in the event of theft or physical destruction of the goods. Title and risk of loss pass upon the delivery to the customer. The invoicing price to customers is fixed at the date of sale so that allowances against sales can be reasonably estimated as revenue is recorded. We are informed that the Company estimates product returns, price protection and market development funds in order to maintain appropriate reserves based on the historical relationship between such adjustments as a percentage of gross sales. Adjustments to reserve provisioning and to the reserve balances themselves are made in conjunction with the Company’s quarterly review of financial statements.

We respectfully submit that the Company does not believe its ability to reasonably estimate future returns has been precluded by the factors listed in ASC 605-15-25-3. Specifically:

•	Changes in demand – The Company does not believe there are changes in demand that represent a change in circumstances impacting our ability to estimate future product returns.

•	Relatively long periods in which a particular product may be returned - Retail customers require product delivery with relatively short lead times and hold as little inventory as possible. Consequently, the Company can reasonably estimate future returns based on past experience with a well-established customer base that reorders on a regular basis.

•	Absence of historical experience with similar types of sales of similar products – The Company is well established in the memory market place.

•	Inability to apply such experience because of changing circumstances – The Company has a stable product offering to specific customers, whether directly to retail end-user or through established distribution channels.

•	Absence of a large volume of relatively homogeneous transactions – The Company has sold products in large volumes over a period of several years in relatively homogeneous transactions.

Revisions in response to the Staff’s comment have been made to pages F-9 and F-27 to the Amended Registration Statement.

Note 10. Subsequent Events, page F-17

18. We note your response to prior comment 60. Please further explain the nature of the special, one-time volume discount. Tell us how you considered the guidance in ASC 605-50-25 in accounting for this one-time volume discount. Clarify the portion of your response that indicates the payment arrangement was concluded in 2015 as the Company has an ongoing relationship with the customer who has made an accommodation for the Company to pay this amount over time.

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Please note that we are informed by the Company that, though allowances that result in sales adjustments are generally accrued based on past experience, this particular adjustment was non-recurring and was recorded by the Company in the same period the related revenue was recognized by the Company, that being the year ending December 31, 2014. In this particular case, based upon the contractual terms the maximum potential rebate factor was used to record a liability at the time of revenue recognition. Since the accrual was based upon the maximum potential liability as per the contractual terms, the Company considers the accounting to be in accordance with ASC 605-50-25. We are informed by the Company that the payment plan with the customer was necessary in consideration of the Company’s cash flow constraints throughout 2015. The Company has made regular payments to the customer who continues to order new product. The Company respectfully submits that in light of the foregoing, no revisions in response to the Staff’s comment need be made to the Amended Registration Statement.

Recent Sales of Unregistered Securities, page II-2

19. You disclose that you relied on Rule 506 to issue certain unregistered securities during 2015. However, we are unable to locate filings on Form D corresponding to these transactions. Please advise.

Please note that the due to clerical oversight, the aforementioned filings on Form D were not made; please note that all Form D filings corresponding to these transactions will be promptly made.

Exhibit Index, page II-6

20. Please ensure that your exhibits are filed in text-searchable format. For example, exhibits 10.5 and 10.8 do not appear to have been filed using this format. See Rule 301 of Regulation S-T and the EDGAR Filer Manual, Volume II: “EDGAR Filing,” Version 29 (December 2014).

The Staff’s comment is noted; Exhibits 10.5 and 10.8 are refiled with the Amended Registration Statement.

Please direct any questions with respect to this confidential submission to the undersigned at Manatt, Phelps & Phillips LLP, 695 Town Center Drive, 14th Floor, Costa Mesa, California 92626, phone (714) 371-2500 or email TPoletti@manatt.com.

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Very truly yours,
Manatt, Phelps & Phillips LLP
/s/ Thomas J. Poletti
Thomas J. Poletti

Enclosure

cc:	Jawahar Tandon, Chief Executive Officer
David Olert, Vice President, Finance and Chief Financial Officer
Ralph DeMartino, Schiff Hardin LLP

TP:JJ